Exhibit 99.65

FILED BY SEDAR

September 2, 2010

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:             Lake Shore Gold Corp. (the “Corporation”)
Final Short Form Prospectus dated September 2, 2010 (the “Prospectus”)

This letter is being filed as the consent of Stephen Conquer, P.Geo., to being named in the Prospectus and to the inclusion in the Prospectus of statements relating to scientific or technical disclosure on projects that are on a property material to the Corporation (the “Statements”).

I hereby confirm that I have read the Prospectus, including the written disclosure of the Statements contained in the Prospectus, and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Statements or that is within my knowledge as a result of the services performed by me in connection with the Statements.

Sincerely,

“Stephen Conquer”
Stephen Conquer, P.Geo.